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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01.01.2004__ AND ENDING __12/31/2004__
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Döding & Partners Brokerage Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__Weissdornweg 35__
(No. and Street)

__Pulheim__ __Germany__ __50259__
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Jürgen Döding__ + __49223815852__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Reinhard Bühler__
(Name – *if individual, state last, first, middle name*)

__Landstrasse 74__ __Rommerskirchen__ __41569__
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jürgen Döding_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Döding & Partners, Brokerage Inc._____, as of ____12/31_____, 200ᴴ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ President
Title

_____ Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Doding & Partners Brokerage, Inc.
A Reconciliation of the Computation of
Net Capital Under Rule 15 c 3-1 and the
Computation for Determination of the
Reserve Requirements under Exhibit A of
Rule 15 c 3-3 as of December 31, 2004

There were no material differences.

The preceding notes form an integral part of this supplemental information.

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method:　　　　　　　　　　　　　Basic ⦿　Alternate ○　[0011]

Name of Broker Dealer:	DODING & PARTNERS BROKERAGE, I [0013]	SEC File Number: 8- 40623 [0014]
Address of Principal Place of Business:	WEISSDORNWEG 35 [0020]	
	D-50259 PULHEIM-S [0021] [0022]　　D-50667 [0023]	Firm ID:　23670 [0015]

For Period Beginning　10/01/2004　And Ending　12/31/2004
　　　　　　　　　　　　[0024]　　　　　　　　　　　[0025]

Name and telephone number of person to contact in regard to this report:

Name:　　　　JERRY M. HILL, FINOP　Phone:　　　(210)599-3800
　　　　　　　　　　[0030]　　　　　　　　　　　　[0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name:　　　　　　　　　　　　　　　Phone:
　　　　　　　　　[0032]　　　　　　　　　　　　[0033]
Name:　　　　　　　　　　　　　　　Phone:
　　　　　　　　　[0034]　　　　　　　　　　　　[0035]
Name:　　　　　　　　　　　　　　　Phone:
　　　　　　　　　[0036]　　　　　　　　　　　　[0037]
Name:　　　　　　　　　　　　　　　Phone:
　　　　　　　　　[0038]　　　　　　　　　　　　[0039]

Does respondent carry its own customer accounts?　　Yes ○ [0040]　No ⦿ [0041]

Check here if respondent is filing an audited report　　　　　　□ [0042]

ASSETS

Consolidated ⌒ [0198]   Unconsolidated ⊙ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	[0200]		0 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	5,378 [0295]		
	B. Other	837 [0300]	[0550]	6,215 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost			
		[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities			
		[0150]		
	B. Other securities			
		[0160]		

7. Secured demand notes market value of collateral: [0470]   [0640]   [0890]

     A. Exempted securities

               [0170]

     B. Other securities

               [0180]

8. Memberships in exchanges:

     A. Owned, at market

               [0190]

     B. Owned, at cost   [0650]

     C. Contributed for use of the company, at market value   [0660]   0 [0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships   [0480]   [0670]   0 [0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization   [0490]   [0680]   0 [0920]

11. Other assets   [0535]   [0735]   0 [0930]

12. TOTAL ASSETS   6,215 [0540]   0 [0740]   6,215 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

2. Includes equity subordination (15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		0 [1230]	0 [1450]	0 [1760]

Ownership Equity

Total

21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	.... [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	8,000 [1792]
	C. Additional paid-in capital	7,000 [1793]
	D. Retained earnings	-8,786 [1794]
	E. Total	6,214 [1795]
	F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY		6,214 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		6,214 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2004 [3932] Period Ending 12/31/2004 [3933] Number of months 3 [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange [3935]

   611

   b. Commissions on listed option transactions [3938]

   3,486

   c. All other securities commissions [3939]

   4,097

   d. Total securities commissions [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange [3945]

   b. From all other trading [3949]

   0

   c. Total gain (loss) [3950]

   -10

3. Gains or losses on firm securities investment accounts [3952]

4. Profit (loss) from underwriting and selling groups [3955]

   6

5. Revenue from sale of investment company shares [3970]

6. Commodities revenue [3990]

7. Fees for account supervision, investment advisory and administrative services [3975]

   1,108

8. Other revenue [3995]

   5,201

9. Total revenue [4030]

EXPENSES

1,350

10. Salaries and other employment costs for general partners and voting stockholder officers [4120]

11. Other employee compensation and benefits [4115]

    2,101

12. Commissions paid to other broker-dealers [4140]

13. Interest expense [4075]

    a. Includes interest on accounts subject to subordination agreements [4070]

    60

14. Regulatory fees and expenses [4195]

    1,262

15. Other expenses [4100]

    4,773

16. Total expenses

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)

428
[4210]

18. Provision for Federal Income taxes (for parent only)

[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above

[4222]

    a.   After Federal income taxes of   [4238]

20. Extraordinary gains (losses)

[4224]

    a.   After Federal income taxes of   [4239]

21. Cumulative effect of changes in accounting principles

[4225]

22. Net income (loss) after Federal income taxes and extraordinary items

428
[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items

-474
[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
   (1)--Limited business (mutual funds and/or variable annuities only)

☐ [4550]

B. (k)
   (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

☐ [4560]

C. (k)
   (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SOUTHWEST SECURITIES, INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k)
   (3)--Exempted by order of the Commission

☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 6,214 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 6,214 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 6,214 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 0 [3540]

   B. Secured demand note deficiency — [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]

   D. Other deductions and/or charges — [3610]   0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 6,214 [3640]

9. Haircuts on securities (computed, where applicable. pursuant to 15c3-1(f)):

   A. Contractual securities commitments — [3660]

   B. Subordinated securities borrowings — [3670]

   C. Trading and investment securities:

1.	Exempted securities			[3735]
2.	Debt securities			[3733]
3.	Options			[3730]
4.	Other securities		2 65	[3734]

D.   Undue Concentration   [3650]

E.   Other (List)

[3736A]		[3736B]	
[3736C]		[3736D]	
[3736E]		[3736F]	
	0 [3736]		-265 [3740]

10.   Net Capital   5,949 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	949 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	5,949 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	0 [3790]

17.   Add:

A.	Drafts for immediate credit		[3800]
B.	Market value of securities borrowed for which no equivalent value is paid or credited		[3810]
C.	Other unrecorded amounts (List)		

	⊙	0
	[3820j]	[3830]

19.	Total aggregate indebtedness		C
			[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	0
			[3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0
			[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals. (as defined below) which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual [4600]	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4610]	[4601]	[4602]	[4603]	[4604]	[4605]
[4620]	[4611]	[4612]	[4613]	[4614]	[4615]
[4630]	[4621]	[4622]	[4623]	[4624]	[4625]
[4640]	[4631]	[4632]	[4633]	[4634]	[4635]
[4650]	[4641]	[4642]	[4643]	[4644]	[4645]
[4660]	[4651]	[4652]	[4653]	[4654]	[4655]
[4670]	[4661]	[4662]	[4663]	[4664]	[4665]
[4680]	[4671]	[4672]	[4673]	[4674]	[4675]
[4690]	[4681]	[4682]	[4683]	[4684]	[4685]
	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL
$

0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period

    5,784
    [4240]

    A. Net income (loss)

    426
    [4250]

    B. Additions (includes non-conforming capital of [4262])

    [4260]

    C. Deductions (includes non-conforming capital of [4272])

    [4270]

2. Balance, end of period (From item 1800)

    6,212
    [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period

    [4300]

    A. Increases

    [4310]

    B. Decreases

    [4320]

4. Balance, end of period (From item 3520)

    0
    [4330]

As of December 31, 2004

	Dec 31, 04
ASSETS	
Current Assets	
Checking/Savings	
11200-SSE CEF Money Market	837.29
11201-SWS Clearing Deposit	5,376.77
Total Checking/Savings	6,214.06
Total Current Assets	6,214.06
TOTAL ASSETS	**6,214.06**
LIABILITIES & EQUITY	
Equity	
39004-Capital Stock	8,000.00
39005-Retained Earnings	-3,305.41
39006-Paid in Capital	7,000.00
Net Income	-5,480.53
Total Equity	6,214.06
TOTAL LIABILITIES & EQUITY	**6,214.06**

Profit & Loss
December 2004

	Dec 04	Jan - Dec 04
Ordinary Income/Expense		
Income		
40103-Income ASE Options	91.00	596.00
40106 - Other Options	1,060.00	11,853.27
40107-Income-Other Markets	37.20	17,688.20
40108-Income CBOE	0.00	16,945.98
40109-Income-OTC Stock	204.06	9,641.28
40112 - Mutual Funds	0.00	5.43
40114-Income-Other Exchanges	0.00	2,914.54
40120 - Income NYSE Options	0.00	532.59
40126-Income - Non Trades	0.00	553.05
40127 - Consulting Income	0.00	1,000.00
42000-Investment P/L	-10.20	-10.20
44000-Interest on Deposit	4.22	20.01
44001-Interest on Company A/C	0.39	1.88
44002 - Miscellaneous Income	0.00	165.00
44003 - Miscellaneous Income	100.00	100.00
44004 - Dividend Income	0.00	0.54
Total Income	1,486.67	62,007.57
Expense		
61600-Commissions Paid	650.00	41,705.00
61601-Broker Clearance Paid	929.25	20,671.94
63250 - Postage/Delivery	20.98	201.66
63300 - Broker Compliance	360.00	4,385.00
75200 - SIPC Expense	0.00	300.00
Total Expense	1,960.23	67,263.60
Net Ordinary Income	-473.56	-5,256.03
Other Income/Expense		
Other Expense		
63400 - G/L Investments	0.00	224.50
Total Other Expense	0.00	224.50
Net Other Income	0.00	-224.50
Net Income	-473.56	-5,480.53

Profit & Loss
October through December 2004

	Oct - Dec 04
Ordinary Income/Expense	
Income	
40103-Income ASE Options	91.00
40106 - Other Options	1,851.66
40107-Income-Other Markets	921.16
40108-Income CBOE	519.26
40109-Income-OTC Stock	596.17
40112 - Mutual Funds	5.43
40114-Income-Other Exchanges	116.27
40127 - Consulting Income	1,000.00
42000-Investment P/L	-10.20
44000-Interest on Deposit	7.26
44001-Interest on Company A/C	0.55
44003 - Miscellaneous Income	100.00
Total Income	5,198.56
Expense	
61600-Commissions Paid	1,350.00
61601-Broker Clearance Paid	2,102.04
63250 - Postage/Delivery	61.71
63300 - Broker Compliance	1,260.00
Total Expense	4,773.75
Net Ordinary Income	424.81
Net Income	**424.81**

Statement of Cash Flows
January through December 2004

	Jan - Dec 04
OPERATING ACTIVITIES	
Net Income	-5,480.53
Net cash provided by Operating Activities	-5,480.53
FINANCING ACTIVITIES	
39005-Retained Earnings	5,290.23
Retained Earnings	-5,290.23
Net cash provided by Financing Activities	0.00
Net cash increase for period	-5,480.53
Cash at beginning of period	11,694.59
Cash at end of period	**6,214.06**

	Dec 31, 04 Debit	Credit
11200-SSE CEF Money Market	837.29	
11201-SWS Clearing Deposit	5,376.77	
11300 - Securities Owned	0.00	
11400 - Unrealized G/L	0.00	
39004-Capital Stock		8,000.00
39005-Retained Earnings	3,305.41	
39006-Paid in Capital		7,000.00
Retained Earnings	0.00	
40103-Income ASE Options		596.00
40106 - Other Options		11,853.27
40107-Income-Other Markets		17,688.20
40108-Income CBOE		16,945.98
40109-Income-OTC Stock		9,641.28
40112 - Mutual Funds		5.43
40114-Income-Other Exchanges		2,914.54
40120 - Income NYSE Options		532.59
40126-Income - Non Trades		553.05
40127 - Consulting Income		1,000.00
42000-Investment P/L	10.20	
44000-Interest on Deposit		20.01
44001-Interest on Company A/C		1.88
44002 - Miscellaneous Income		165.00
44003 - Miscellaneous Income		100.00
44004 - Dividend Income		0.54
61600-Commissions Paid	41,705.00	
61601-Broker Clearance Paid	20,671.94	
63250 - Postage/Delivery	201.66	
63300 - Broker Compliance	4,385.00	
75200 - SIPC Expense	300.00	
63400 - G/L Investments	224.50	
TOTAL	**77,017.77**	**77,017.77**

Date	Name	Split	Amount	Balance
11200-SSE CEF Money Market				6.187.63
1/5/2004	NASD	44002 - Miscellan...	165.00	6,352.63
1/14/2004	Southwest Securities	-SPLIT-	0.00	6.352.63
1/14/2004	Southwest Securities	11200-SSE CEF ...	0.00	6.352.63
1/14/2004	Southwest Securities	11200-SSE CEF ...	0.00	6.352.63
1/14/2004	Southwest Securities	-SPLIT-	-1.123.50	5,229.13
1/15/2004	Southwest Securities	-SPLIT-	-1.399.00	3,830.13
1/18/2004	Jurgen Dodgin	61600-Commissi...	-5.000.00	-1,169.87
1/27/2004	Southwest Securities	40109-Income-O...	7,008.56	5,838.69
1/27/2004	Southwest Securities	40126-Income - ...	-971.40	4.867.29
1/30/2004	Southwest Securities	44001-Interest on...	0.36	4.867.65
1/31/2004	Southwest Securities	61601-Broker Cle...	860.06	5,727.71
1/31/2004	Southwest Securities	63400 - G/L Inves...	-224.50	5.503.21
1/31/2004	Southwest Securities	11300 - Securitie...	3,022.50	8,525.71
2/5/2004	Jurgen Dodgin	61600-Commissi...	-7,500.00	1,025.71
2/6/2004	SIPC	75200 - SIPC Exp...	-150.00	875.71
2/24/2004	Southwest Securities	40109-Income-O...	2,965.63	3,841.34
2/24/2004	Southwest Securities	40126-Income - ...	-264.63	3,576.71
2/27/2004	Southwest Securities	44001-Interest on...	0.25	3,576.96
3/8/2004	Jurgen Dodgin	61600-Commissi...	-1,500.00	2,076.96
3/10/2004	Jurgen Dodgin	61600-Commissi...	-1,600.00	476.96
3/22/2004	Jurgen Dodgin	61600-Commissi...	-100.00	376.96
3/23/2004	Southwest Securities	40109-Income-O...	2,597.03	2,973.99
3/23/2004	Southwest Securities	40126-Income - ...	-293.85	2,680.14
3/31/2004	Southwest Securities	44004 - Dividend ...	0.22	2.680.36
4/2/2004	Jurgen Dodgin	61600-Commissi...	-2,400.00	280.36
4/15/2004	Southwest Securities	61600-Commissi...	-15.00	265.36
4/19/2004	SIPC	75200 - SIPC Exp...	-150.00	115.36
4/23/2004		61600-Commissi...	0.00	115.36
4/27/2004	Southwest Securities	40109-Income-O...	6,559.24	6,674.60
4/27/2004	Southwest Securities	40126-Income - ...	-3,026.05	3,648.55
4/27/2004	Southwest Securities	61601-Broker Cle...	270.75	3,919.30
4/30/2004	Southwest Securities	44004 - Dividend ...	0.10	3,919.40
5/5/2004	Jurgen Dodgin	61600-Commissi...	-2,500.00	1,419.40
5/6/2004	Jurgen Dodgin	61600-Commissi...	-1,300.00	119.40
5/25/2004	Southwest Securities	40109-Income-O...	7,325.82	7,445.22
5/25/2004	Southwest Securities	40126-Income - ...	-635.91	6,809.31
5/25/2004	Southwest Securities	61601-Broker Cle...	266.80	7,076.11
5/28/2004	Southwest Securities	44000-Interest on...	0.20	7,076.31
6/2/2004	Southwest Securities	61600-Commissi...	-6,500.00	576.31
6/23/2004	Southwest Securities	40109-Income-O...	3,935.59	4,511.90
6/23/2004	Southwest Securities	63300 - Broker C...	-319.94	4,191.96
6/30/2004	Southwest Securities	44001-Interest on...	0.21	4,192.17
7/2/2004	Jurgen Dodgin	61600-Commissi...	-720.00	3,472.17
7/7/2004	Jurgen Dodgin	61600-Commissi...	-3,000.00	472.17
7/27/2004	Southwest Securities	40109-Income-O...	3,906.07	4,378.24
7/27/2004	Southwest Securities	63300 - Broker C...	-320.03	4,058.21
7/30/2004	Southwest Securities	44001-Interest on...	0.35	4,058.56
8/1/2004	Jurgen Dodgin	61600-Commissi...	-3,700.00	358.56
8/24/2004	Southwest Securities	40109-Income-O...	1,677.30	2,035.86
8/24/2004	Southwest Securities	63300 - Broker C...	-320.03	1,715.83
8/31/2004	Southwest Securities	44004 - Dividend ...	0.22	1,716.05
9/1/2004	Jurgen Dodgin	61600-Commissi...	-1,500.00	216.05
9/21/2004	Southwest Securities	40109-Income-O...	573.85	789.90
9/21/2004	Federal Exp	63250 - Postage/...	-20.32	769.58
9/21/2004	Southwest Securities	44001-Interest on...	0.16	769.74
10/1/2004	Jurgen Dodgin	61600-Commissi...	-700.00	69.74
10/26/2004	Southwest Securities	40109-Income-O...	524.36	594.10
10/29/2004	Southwest Securities	44001-Interest on...	0.04	594.14
10/29/2004	Jurgen Dodgin	40127 - Consultin...	1,000.00	1,594.14
10/29/2004	Broker Compliance	63300 - Broker C...	-600.00	994.14
10/31/2004	Federal Exp	63250 - Postage/...	-40.73	953.41
11/22/2004	Southwest Securities	40109-Income-O...	1,011.54	1,964.95
11/22/2004	Broker Compliance	63300 - Broker C...	-300.00	1,664.95
11/30/2004	Southwest Securities	44001-Interest on...	0.12	1,665.07
11/30/2004	Southwest Securities	11201-SWS Clea...	-1,000.00	665.07
12/17/2004	Southwest Securities	11200-SSE CEF ...	-1.100.20	-435.13
12/17/2004	Southwest Securities	11200-SSE CEF ...	1.100.20	665.07

Date	Name	Split	Amount	Balance
12/21/2004	Jurgen Dodgin	61600-Commissi...	-650.00	15.07
12/21/2004	Southwest Securities	44001-Interest on...	0.39	15.46
12/21/2004	Jurgen Dodgin	11201-SWS Clea...	650.00	665.46
12/28/2004	Southwest Securities	40109-Income-O...	463.01	1,128.47
12/28/2004	Broker Compliance	63300 - Broker C...	-360.00	768.47
12/28/2004	Federal Exp	63250 - Postage/...	-20.98	747.49
12/30/2004	Southwest Securities	42000-Investmen...	-10.20	737.29
12/31/2004	Jurgen Dodgin	44003 - Miscellan...	100.00	837.29
Total 11200-SSE CEF Money Market			**-5,350.34**	**837.29**
11201-SWS Clearing Deposit				5,006.96
1/30/2004	Southwest Securities	44000-Interest on...	3.38	5,010.34
1/31/2004	Southwest Securities	44000-Interest on...	0.64	5,010.98
2/29/2004	Southwest Securities	44000-Interest on...	0.59	5,011.57
3/31/2004	Southwest Securities	44000-Interest on...	0.64	5,012.21
4/30/2004	Southwest Securities	44000-Interest on...	0.62	5,012.83
5/28/2004	Southwest Securities	44000-Interest on...	0.64	5,013.47
6/30/2004	Southwest Securities	44000-Interest on...	0.62	5,014.09
7/30/2004	Southwest Securities	44000-Interest on...	1.22	5,015.31
8/31/2004	Southwest Securities	44000-Interest on...	1.84	5,017.15
9/30/2004	Southwest Securities	44000-Interest on...	2.36	5,019.51
10/29/2004	Southwest Securities	44000-Interest on...	3.04	5,022.55
11/30/2004	Southwest Securities	11200-SSE CEF ...	1,000.00	6,022.55
12/21/2004	Jurgen Dodgin	11200-SSE CEF ...	-650.00	5,372.55
12/31/2004	Southwest Securities	44000-Interest on...	4.22	5,376.77
Total 11201-SWS Clearing Deposit			**369.81**	**5,376.77**
11300 - Securities Owned				500.00
1/14/2004	Southwest Securities	11200-SSE CEF ...	0.00	500.00
1/14/2004	Southwest Securities	11200-SSE CEF ...	335.50	835.50
1/14/2004	Southwest Securities	11200-SSE CEF ...	452.50	1,288.00
1/14/2004	Southwest Securities	11200-SSE CEF ...	335.50	1,623.50
1/15/2004	Southwest Securities	11200-SSE CEF ...	594.50	2,218.00
1/15/2004	Southwest Securities	11200-SSE CEF ...	804.50	3,022.50
1/31/2004	Southwest Securities	11200-SSE CEF ...	-3,022.50	0.00
Total 11300 - Securities Owned			**-500.00**	**0.00**
11400 - Unrealized G/L				0.00
Total 11400 - Unrealized G/L				0.00
39004-Capital Stock				-8,000.00
Total 39004-Capital Stock				-8,000.00
39005-Retained Earnings				8,595.64
7/1/2004	Doding	Retained Earnings	-5,290.23	3,305.41
Total 39005-Retained Earnings			**-5,290.23**	**3,305.41**
39006-Paid in Capital				-7,000.00
Total 39006-Paid in Capital				-7,000.00
Opening Bal Equity				0.00
Total Opening Bal Equity				0.00
Retained Earnings				-5,290.23
Total Retained Earnings			**5,290.23**	**0.00**
40101- Income NYSE Stocks				0.00
Total 40101- Income NYSE Stocks				0.00
40103-Income ASE Options				0.00
1/27/2004	Southwest Securities	40109-Income-O...	-156.00	-156.00
2/24/2004	Southwest Securities	40109-Income-O...	-47.00	-203.00
3/23/2004	Southwest Securities	40109-Income-O...	-220.00	-423.00
5/25/2004	Southwest Securities	40109-Income-O...	-82.00	-505.00

Date	Name	Split	Amount	Balance
12/28/2004	Southwest Securities	40109-Income-O...	-91.00	-596.00
Total 40103-Income ASE Options			-596.00	-596.00
40104 - Income Margin Interest				0.00
Total 40104 - Income Margin Interest				0.00
40106 - Other Options				0.00
1/27/2004	Southwest Securities	40109-Income-O...	-1,998.84	-1,998.84
2/24/2004	Southwest Securities	40109-Income-O...	-1,688.89	-3,687.73
3/23/2004	Southwest Securities	40109-Income-O...	-1,480.66	-5,168.39
4/27/2004	Southwest Securities	40109-Income-O...	-407.77	-5,576.16
5/25/2004	Southwest Securities	40109-Income-O...	-1,837.16	-7,413.32
6/23/2004	Southwest Securities	40109-Income-O...	-829.30	-8,242.62
7/27/2004	Southwest Securities	40109-Income-O...	-887.50	-9,130.12
8/24/2004	Southwest Securities	40109-Income-O...	-733.49	-9,863.61
9/21/2004	Southwest Securities	40109-Income-O...	-138.00	-10,001.61
10/26/2004	Southwest Securities	40109-Income-O...	-351.00	-10,352.61
11/22/2004	Southwest Securities	40109-Income-O...	-440.66	-10,793.27
12/28/2004	Southwest Securities	40109-Income-O...	-1,060.00	-11,853.27
Total 40106 - Other Options			-11,853.27	-11,853.27
40107-Income-Other Markets				0.00
1/27/2004	Southwest Securities	40109-Income-O...	-2,406.30	-2,406.30
2/24/2004	Southwest Securities	40109-Income-O...	-566.94	-2,973.24
3/23/2004	Southwest Securities	40109-Income-O...	-1,323.51	-4,296.75
4/27/2004	Southwest Securities	40109-Income-O...	-3,315.48	-7,612.23
5/25/2004	Southwest Securities	40109-Income-O...	-5,047.41	-12,659.64
6/23/2004	Southwest Securities	40109-Income-O...	-2,252.51	-14,912.15
7/27/2004	Southwest Securities	40109-Income-O...	-1,715.48	-16,627.63
9/21/2004	Southwest Securities	40109-Income-O...	-139.41	-16,767.04
10/26/2004	Southwest Securities	40109-Income-O...	-162.09	-16,929.13
11/22/2004	Southwest Securities	40109-Income-O...	-721.87	-17,651.00
12/28/2004	Southwest Securities	40109-Income-O...	-37.20	-17,688.20
Total 40107-Income-Other Markets			-17,688.20	-17,688.20
40108-Income CBOE				0.00
1/27/2004	Southwest Securities	40109-Income-O...	-7,097.99	-7,097.99
2/24/2004	Southwest Securities	40109-Income-O...	-701.78	-7,799.77
3/23/2004	Southwest Securities	40109-Income-O...	-771.05	-8,570.82
4/27/2004	Southwest Securities	40109-Income-O...	-2,084.52	-10,655.34
5/25/2004	Southwest Securities	40109-Income-O...	-1,713.45	-12,368.79
6/23/2004	Southwest Securities	40109-Income-O...	-1,331.18	-13,699.97
7/27/2004	Southwest Securities	40109-Income-O...	-447.15	-14,147.12
8/24/2004	Southwest Securities	40109-Income-O...	-1,726.38	-15,873.50
9/21/2004	Southwest Securities	40109-Income-O...	-553.22	-16,426.72
10/26/2004	Southwest Securities	40109-Income-O...	-62.00	-16,488.72
11/22/2004	Southwest Securities	40109-Income-O...	-457.26	-16,945.98
Total 40108-Income CBOE			-16,945.98	-16,945.98
40109-Income-OTC Stock				0.00
1/27/2004	Southwest Securities	-SPLIT-	-315.01	-315.01
2/24/2004	Southwest Securities	-SPLIT-	-1,377.43	-1,692.44
3/23/2004	Southwest Securities	-SPLIT-	-594.23	-2,286.67
4/27/2004	Southwest Securities	-SPLIT-	-2,767.61	-5,054.28
5/25/2004	Southwest Securities	-SPLIT-	-1,113.80	-6,168.08
6/23/2004	Southwest Securities	-SPLIT-	-685.57	-6,853.65
7/27/2004	Southwest Securities	-SPLIT-	-1,432.31	-8,285.96
8/24/2004	Southwest Securities	-SPLIT-	-638.43	-8,924.39
9/21/2004	Southwest Securities	-SPLIT-	-120.72	-9,045.11
10/26/2004	Southwest Securities	-SPLIT-	-312.11	-9,357.22
11/22/2004	Southwest Securities	-SPLIT-	-80.00	-9,437.22
12/28/2004	Southwest Securities	-SPLIT-	-204.06	-9,641.28
Total 40109-Income-OTC Stock			-9,641.28	-9,641.28
40112 - Mutual Funds				0.00
10/26/2004	Southwest Securities	40109-Income-O...	-5.43	-5.43

Date	Name	Split	Amount	Balance
Total 40112 - Mutual Funds			-5.43	-5.43
40114-Income-Other Exchanges				0.00
1/27/2004	Southwest Securities	40109-Income-O...	-630.17	-630.17
3/23/2004	Southwest Securities	40109-Income-O...	-301.83	-932.00
4/27/2004	Southwest Securities	40109-Income-O...	-691.36	-1,623.36
6/23/2004	Southwest Securities	40109-Income-O...	-430.78	-2,054.14
7/27/2004	Southwest Securities	40109-Income-O...	-744.13	-2,798.27
10/26/2004	Southwest Securities	40109-Income-O...	-116.27	-2,914.54
Total 40114-Income-Other Exchanges			-2,914.54	-2,914.54
40120 - Income NYSE Options				0.00
2/24/2004	Southwest Securities	40109-Income-O...	-488.59	-488.59
6/23/2004	Southwest Securities	40109-Income-O...	-44.00	-532.59
Total 40120 - Income NYSE Options			-532.59	-532.59
40125 - All other Comm.				0.00
Total 40125 - All other Comm.				0.00
40126-Income - Non Trades				0.00
1/27/2004	Southwest Securities	40109-Income-O...	-138.00	-138.00
1/27/2004	Southwest Securities	-SPLIT-	-67.14	-205.14
2/24/2004	Southwest Securities	-SPLIT-	-54.09	-259.23
3/23/2004	Southwest Securities	-SPLIT-	-35.90	-295.13
4/27/2004	Southwest Securities	-SPLIT-	-23.83	-318.96
5/25/2004	Southwest Securities	40109-Income-O...	-200.00	-518.96
5/25/2004	Southwest Securities	-SPLIT-	-34.09	-553.05
Total 40126-Income - Non Trades			-553.05	-553.05
40127 - Consulting Income				0.00
10/29/2004	Jurgen Dodgin	11200-SSE CEF ...	-1,000.00	-1,000.00
Total 40127 - Consulting Income			-1,000.00	-1,000.00
42000-Investment P/L				0.00
12/30/2004	Southwest Securities	11200-SSE CEF ...	10.20	10.20
Total 42000-Investment P/L			10.20	10.20
44000-Interest on Deposit				0.00
1/30/2004	Southwest Securities	11201-SWS Clea...	-3.38	-3.38
1/31/2004	Southwest Securities	11201-SWS Clea...	-0.64	-4.02
2/29/2004	Southwest Securities	11201-SWS Clea...	-0.59	-4.61
3/31/2004	Southwest Securities	11201-SWS Clea...	-0.64	-5.25
4/30/2004	Southwest Securities	11201-SWS Clea...	-0.62	-5.87
5/28/2004	Southwest Securities	11201-SWS Clea...	-0.64	-6.51
5/28/2004	Southwest Securities	11200-SSE CEF ...	-0.20	-6.71
6/30/2004	Southwest Securities	11201-SWS Clea...	-0.62	-7.33
7/30/2004	Southwest Securities	11201-SWS Clea...	-1.22	-8.55
8/31/2004	Southwest Securities	11201-SWS Clea...	-1.84	-10.39
9/30/2004	Southwest Securities	11201-SWS Clea...	-2.36	-12.75
10/29/2004	Southwest Securities	11201-SWS Clea...	-3.04	-15.79
12/31/2004	Southwest Securities	11201-SWS Clea...	-4.22	-20.01
Total 44000-Interest on Deposit			-20.01	-20.01
44001-Interest on Company A/C				0.00
1/30/2004	Southwest Securities	11200-SSE CEF ...	-0.36	-0.36
2/27/2004	Southwest Securities	11200-SSE CEF ...	-0.25	-0.61
6/30/2004	Southwest Securities	11200-SSE CEF ...	-0.21	-0.82
7/30/2004	Southwest Securities	11200-SSE CEF ...	-0.35	-1.17
9/21/2004	Southwest Securities	11200-SSE CEF ...	-0.16	-1.33
10/29/2004	Southwest Securities	11200-SSE CEF ...	-0.04	-1.37
11/30/2004	Southwest Securities	11200-SSE CEF ...	-0.12	-1.49
12/21/2004	Southwest Securities	11200-SSE CEF ...	-0.39	-1.88
Total 44001-Interest on Company A/C			-1.88	-1.88

Date	Name	Split	Amount	Balance
44002 - Miscellaneous Income				0.00
1/5/2004	NASD	11200-SSE CEF ...	-165.00	-165.00
Total 44002 - Miscellaneous Income			-165.00	-165.00
44003 - Miscellaneous Income				0.00
12/31/2004	Jurgen Dodgin	11200-SSE CEF ...	-100.00	-100.00
Total 44003 - Miscellaneous Income			-100.00	-100.00
44004 - Dividend Income				0.00
3/31/2004	Southwest Securities	11200-SSE CEF ...	-0.22	-0.22
4/30/2004	Southwest Securities	11200-SSE CEF ...	-0.10	-0.32
8/31/2004	Southwest Securities	11200-SSE CEF ...	-0.22	-0.54
Total 44004 - Dividend Income			-0.54	-0.54
61600-Commissions Paid				0.00
1/18/2004	Jurgen Dodgin	11200-SSE CEF ...	5,000.00	5,000.00
2/5/2004	Jurgen Dodgin	11200-SSE CEF ...	7,500.00	12,500.00
3/8/2004	Jurgen Dodgin	11200-SSE CEF ...	1,500.00	14,000.00
3/10/2004	Jurgen Dodgin	11200-SSE CEF ...	1,600.00	15,600.00
3/22/2004	Jurgen Dodgin	11200-SSE CEF ...	100.00	15,700.00
4/2/2004	Jurgen Dodgin	11200-SSE CEF ...	2,400.00	18,100.00
4/15/2004	Southwest Securities	11200-SSE CEF ...	15.00	18,115.00
4/23/2004		11200-SSE CEF ...	0.00	18,115.00
4/27/2004	Jurgen Dodgin	40126-Income - ...	3,000.00	21,115.00
5/5/2004	Jurgen Dodgin	11200-SSE CEF ...	2,500.00	23,615.00
5/6/2004	Jurgen Dodgin	11200-SSE CEF ...	1,300.00	24,915.00
5/25/2004	Southwest Securities	40126-Income - ...	20.00	24,935.00
6/2/2004	Southwest Securities	11200-SSE CEF ...	6,500.00	31,435.00
7/2/2004	Jurgen Dodgin	11200-SSE CEF ...	720.00	32,155.00
7/7/2004	Jurgen Dodgin	11200-SSE CEF ...	3,000.00	35,155.00
8/1/2004	Jurgen Dodgin	11200-SSE CEF ...	3,700.00	38,855.00
9/1/2004	Jurgen Dodgin	11200-SSE CEF ...	1,500.00	40,355.00
10/1/2004	Jurgen Dodgin	11200-SSE CEF ...	700.00	41,055.00
12/21/2004	Jurgen Dodgin	11200-SSE CEF ...	650.00	41,705.00
Total 61600-Commissions Paid			41,705.00	41,705.00
61601-Broker Clearance Paid				0.00
1/27/2004	Southwest Securities	40109-Income-O...	5,733.75	5,733.75
1/27/2004	Southwest Securities	40126-Income - ...	35.00	5,768.75
1/27/2004	Southwest Securities	40126-Income - ...	10.00	5,778.75
1/27/2004	Southwest Securities	40126-Income - ...	18.54	5,797.29
1/31/2004	Southwest Securities	11200-SSE CEF ...	-860.06	4,937.23
2/24/2004	Southwest Securities	40109-Income-O...	1,905.00	6,842.23
2/24/2004	Southwest Securities	40126-Income - ...	18.72	6,860.95
3/23/2004	Southwest Securities	40109-Income-O...	2,094.25	8,955.20
3/23/2004	Southwest Securities	40126-Income - ...	10.00	8,965.20
4/27/2004	Southwest Securities	40109-Income-O...	2,707.50	11,672.70
4/27/2004	Southwest Securities	40126-Income - ...	10.00	11,682.70
4/27/2004	Southwest Securities	11200-SSE CEF ...	-270.75	11,411.95
5/25/2004	Southwest Securities	40109-Income-O...	2,668.00	14,079.95
5/25/2004	Southwest Securities	11200-SSE CEF ...	-266.80	13.813.15
6/23/2004	Southwest Securities	40109-Income-O...	1,637.75	15.450.90
7/27/2004	Southwest Securities	40109-Income-O...	1.320.50	16,771.40
8/24/2004	Southwest Securities	40109-Income-O...	1.421.00	18,192.40
9/21/2004	Southwest Securities	40109-Income-O...	377.50	18,569.90
10/26/2004	Southwest Securities	40109-Income-O...	484.54	19.054.44
11/22/2004	Southwest Securities	40109-Income-O...	688.25	19,742.69
12/28/2004	Southwest Securities	40109-Income-O...	929.25	20.671.94
Total 61601-Broker Clearance Paid			20.671.94	20.671.94
63200-Interest Expense				0.00
Total 63200-Interest Expense				0.00
63250 - Postage/Delivery				0.00
3/23/2004	Southwest Securities	40126-Income - ...	19.75	19.75
4/27/2004	Southwest Securities	40126-Income - ...	39.88	59.63

Date	Name	Split	Amount	Balance
6/23/2004	Federal Exp	63300 - Broker C...	19.94	79.57
7/27/2004	Federal Exp	63300 - Broker C...	20.03	99.60
8/24/2004	Federal Exp	63300 - Broker C...	20.03	119.63
9/21/2004	Federal Exp	11200-SSE CEF ...	20.32	139.95
10/31/2004	Federal Exp	11200-SSE CEF ...	40.73	180.68
12/28/2004	Federal Exp	11200-SSE CEF ...	20.98	201.66
Total 63250 - Postage/Delivery			201.66	201.66
63300 - Broker Compliance				0.00
1/27/2004	Broker Compliance	40126-Income - ...	675.00	675.00
1/27/2004	Southwest Securities	40126-Income - ...	300.00	975.00
2/24/2004	Southwest Securities	40126-Income - ...	300.00	1,275.00
3/23/2004	Broker Compliance	40126-Income - ...	300.00	1,575.00
5/25/2004	Broker Compliance	40126-Income - ...	650.00	2,225.00
6/23/2004	Broker Compliance	-SPLIT-	300.00	2,525.00
7/27/2004	Broker Compliance	-SPLIT-	300.00	2,825.00
8/24/2004	Broker Compliance	-SPLIT-	300.00	3,125.00
10/29/2004	Broker Compliance	11200-SSE CEF ...	600.00	3,725.00
11/22/2004	Broker Compliance	11200-SSE CEF ...	300.00	4,025.00
12/28/2004	Broker Compliance	11200-SSE CEF ...	360.00	4,385.00
Total 63300 - Broker Compliance			4,385.00	4,385.00
75000 - NASD Membership				0.00
Total 75000 - NASD Membership				0.00
75100 - NASD Renewals				0.00
Total 75100 - NASD Renewals				0.00
75200 - SIPC Expense				0.00
2/6/2004	SIPC	11200-SSE CEF ...	150.00	150.00
4/19/2004	SIPC	11200-SSE CEF ...	150.00	300.00
Total 75200 - SIPC Expense			300.00	300.00
75300-Foreign Withholding Exp				0.00
Total 75300-Foreign Withholding Exp				0.00
63400 - G/L Investments				0.00
1/31/2004	Southwest Securities	11200-SSE CEF ...	224.50	224.50
Total 63400 - G/L Investments			224.50	224.50
No accnt				0.00
Total no accnt				0.00
TOTAL			0.00	0.00

Dipl.-Oec. Reinhard Bühler · Landstraße 74 · 41569 Rommerskirchen

Doding & Partners
Brokerage Inc.
Weissdornweg 35

50259 Pulheim

Landstraße 74
41569 Rommerskirchen

Telefon 0 21 83 / 67 22

den   18.02.05

Unsere Zeichen   B/Kr

Independent Auditors' Report

Board of Directors
Doding & Partners Brokerage, Inc.

I have audited the accompanying statement of financial condition of Doding & Partners, Inc., as of December 31, 2004 and the related statements of income (loss), changes in ownership equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about wether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

- 2 -

In my opinion, the financial statements referred to above present
fairly, in all material aspects, the financial position of
Doding & Partners Brokerage, Inc. as of December 31, 2004 and the
results of their operations and their cash flows for the year then
ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in the schedules computation of net capital, computation
of basic net capital requirement, computation for determination
of reserve requirements for broker dealers under Rule 15 c 3 - 3,
ownership equity, and reconciliation of the computation of net
capital under Rule 15 c 3-1 and computation for determination of
the reserve requirements under Exhibit A of Rule 15 c 3-3 at
December 31, 2004 is presented for purposes of additional analysis
and is not a required part of the basic financial statements, but
is supplementary information required by Rule 17 a-5 of the
Securities and Exchange Commission. Such information has been
subjected to the auditing procedures applied in the audit of the
basic financial statements and, in my opinion, is fairly stated
in all material respects in relation to the basic financial statements taken as a whole.

Rommerskirchen,
February 18, 2005

Bühler
Wirtschaftsprüfer

INDEPENDENT AUDITORS' REPORT
INTERNAL CONTROL STRUCTURE

In planning and performing my audit of the financial statements
of Doding & Partners Brokerage, Inc. for the year ended
December 31, 2004 (on which I have issued the report dated
February 18, 2005), I considered its internal control structure
in order to determine our auditing procedures for the purpose of
expressing my opinion on the financial statements and not to
provide assurance on the internal control structure.

Also, as required by Rule 17 a-5 (g) (1) of the Securities and
Exchange Commission (the Commission), I have made a study of the
practices and procedures (including tests of compliance with such
practices and procedures) followed by Doding & Partners, Inc. that
I considered relevant to the objectives stated in Rule 17 a-5 (g)
in making the periodic computations of aggregate indebtedness and
net capital under Rule 17 a-3 (a) (11) and for determining
compliance with the exemptive provisions of Rule 15 c 3-3.
I did not review the practices and procedures followed by the
Company in making the quarterly securities examinations, accounts,
verifications, and the recordation of differences required by
Rule 17 a-13 or in complying with the requirements for prompt
payment for securities under Section 8 of Regulation T of the
Board of Governors of the Federal Reserve System, because the
Company does not carry security accounts for customers or perform
custodial functions relating to customer securities.

The management of the Company is responsible for establishing and
maintaining an internal control structure and the practices and
procedures referred to in the preceding paragraph. In fulfilling
this responsibility, estimates and judgements by management are
required to assess the expected benefits and related costs of
internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph
and to assess wether those practices and procedures can be
expected to achieve the Commission's above-mentioned objectives.
Two of the objectives of an internal control structure and the
practices and procedures are to provide management with
reasonable, but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed
in accordance with management's authorization and recorded
properly to permit preparation of financial statements in
conformity with generally accepted accounting principles.

- 2 -

Rule 17 a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purpose. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17 a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Doding & Partners Brokerage, Inc.
Notes to Financial Statements
December 31, 2004

Note 1 -   Summary of Significant Accounting Policies

The Company is a broker-dealer in securities registered
with the Securities and Exchange Commission under
(S.E.C.) Rule 15 c 3-3 (k) (2) (ii) which provides that
all the funds and securities belonging to the Company's
customers are to be handled by a correspondent broker-
dealer.

Commission revenue and expense are recorded on a
settlement date basis, generally the fifth business day
following the transaction. If materially different,
commission income and expenses are recorded on a trade
date basis.

Depreciation is provided for using an accelerated method
over a period of five to seven years.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15 c 3-1
of the Securities Exchange Act of 1934, the Company is
required to maintain a minimum net capital, as defined
under such provisions. Net capital and the related net
capital ratio may fluctuate on a daily basis.
At December 31, 2004, the Company had net capital of
approximately $ 6.214,--.

Note 3 -   Possession or Control Requirements

There were no material inadequacies found to exist in the
procedures followed in adhering to the exemptive
provisions of (S.E.C.) Rule 15 c 3-3 (K) (2) (ii) by
promptly transmitting all customer funds and securities
to the correspondent broker who carries the customer
accounts; therefore, the Company does not to have any
possession or control of customer funds or securities.

Supplemental Information
Pursuant to Rule 17 a-5 of the
Securities Exchange Act of 1934
For the year January 1, 2004
to December 31, 2004